ARNOLD & PORTER LLP

Arturo Caraballo
Arturo_Caraballo@aporter.com

202.942.5154
202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

November 9, 2006

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: Rule 12g3-2(b) Exemption of C.A. La Electricidad de Caracas (#82-4896)

Ladies and Gentlemen:

In connection with the exemption of C.A. La Electricidad de Caracas ("EDC") under Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended, granted by the Commission on November 30, 1998, we hereby submit on behalf of EDC certain supplemental information in accordance with the requirements of the Rule.

Pursuant to subparagraph (1)(iii) and paragraph (4) of the Rule, we enclose herewith English and Spanish versions of EDC's Third Quarter Earnings Release, which was disseminated to EDC's shareholders on November 7, 2006.

If you should have any questions regarding the enclosed supplemental information, please contact the undersigned at (202) 942-5154.

Very truly yours,

Arturo Caraballo

Enclosures

#82-4896

RECEIVED NOV 0 9 2006 PROCESSING

3RD QUARTER 2006

Caracas, Venezuela
November 2006

C. A. LA ELECTRICIDAD DE CARACAS

Contacts:
Scarlett Alvarez U.
VP Corporate and Investor Relations
Juan José Azpurua E.
Investor Relations Director
(58) (212) 502.29.50 / (58) (212) 502.18.93
edcinversionistas@aes.com / www.laedc.com.ve

HIGHLIGHTS

- Operating Revenues totaled Bs.403.17 billion, while Operating Expenses (excluding depreciation) stood at Bs.207.34 billion (values corresponding to 3rd quarter of 2006).
- As of September 30, 2006, total debt stood at US$283 million, with an average life of 7.64 years.
- Energy losses index recorded similar level as in year 2001, standing at 15.41% During the quarter energy losses were reduced by 76 bps.
- On September 27 2006, CADIVI authorized the acquisition of dollars corresponding to the payment of the dividend declared last April, to ADRs holders.
- Fondonorma awarded GENEVAPCA, with the ISO9001 and ISO14001 Certifications for quality and environment, respectively.
- EDC awarded first place in survey on Customer Satisfaction.

CONTENTS

CONSOLIDATED RESULTS FOR THE THIRD QUARTER AND FIRST NINE MONTHS OF 2006

IN THE THIRD QUARTER, EDC RECORDED NET EARNINGS OF Bs. 43 BILLION AND AN EBITDA OF Bs. 195.83 BILLION (EBITDA MARGIN 48.57%).

FACT SHEET		Nine Months ended in: 09/30/2005	09/30/2006
Operating Revenues	MM Bs.	1,137,099	1,140,074
Operating Expenses (excl. depreciation)	MM Bs.	(578,589)	(584,615)
EBITDA	MM Bs.	558,510	555,459
EBITDA Margin	%	49.12	48.72
Net Profit (Loss)	MM Bs.	107,609	173,220
Closing share price (1)	Bs./share	305	560
Market capitalization	US$ million	445.83	857.51
Installed generation capacity (2)	MW	2,316	2,316
Net generation (2)	GWh	7,259	7,653
Plant availability (2)(3)	%	83.72	85.19
Net Capacity Factor (2)	%	51.32	54.10
Overhead lines	Km	7,248	7,345
Underground cables	Km	3,510	3,563
Substations	#	133	133
Installed distribution capacity	MVA	14,410	14,661
Meters	miles	1,103	1,141
Billed active customers	#	1,008,768	1,087,436
Sales of energy (2)	GWh	7,714	8,362
Sales of energy per employee	GWh/employee	2.96	3.16
Customers per employee	ratio	387	411
Employees (4)	#	2,608	2,647

(1) BVC / (2) Not including GENEVAPCA / (3) 12-month moving average
(4) Regulated Group (EDC + CALEY)

EXTERNAL FACTORS (*)

- Inflation stood at 6.63% at the end of the third quarter of 2006, while the accrued inflation for the January-September period was 12.53%.
- The Wholesale Price Index grew 3.14% during the quarter and stood at 11.92% as of September 2006.
- The average unemployment rate at the end of the quarter stood at 9.50%. About 445,000 new jobs were created during the past 12 months (a 4.2% monthly variation).
- Countrywide electrical energy consumption had increased 6.15% during the quarter.

(*) Source: BCV and OPSIS

FINANCIAL RESULTS

Results (Millions of Bs.)									
Quarterly comparison:							9-month comparison:		
1Q 05	2Q 05	3Q 05	1Q 06	2Q 06	3Q 06		09/30/05	09/30/06	Var. %
361,938	381,900	393,260	357,981	378,920	403,173	Operating Revenues	1,137,099	1,140,074	0.26
(199,865)	(193,874)	(184,850)	(207,938)	(169,335)	(207,342)	Operating Expenses	(578,589)	(584,615)	1.04
162,073	188,026	208,410	150,043	209,585	195,831	EBITDA	558,510	555,459	(0.55)
44.78%	49.23%	53.00%	41.91%	55.31%	48.57%	EBITDA MARGIN	49.12%	48.72%	(40) bps
(64,167)	69,455	102,321	49,193	81,037	42,990	Net Income (Loss)	107,609	173,220	60.97

OPERATING REVENUES

In the third quarter of 2006, operating revenues totaled Bs.403.17 billion, a 2.52% increase with respect to the same period in 2005. This level of performance is the result of: (1) a 8.60% increase in energy sales in the area served by the Company, which includes the recovery of additional 94 GWh –when compared to the same period last year-- and (2) a 7.80% growth in the customer base (partially achieved by turning 18,107 consumers into customers).

In the first nine months of 2006, operating revenues stood at Bs.1,140.07 billion, slightly higher than those registered in the same period in the previous year. This increase is due to a 8.40% growth in the sales of energy within the served area –including the recovery of additional 181 GWh resulting from the implementation of the "Revenue Increase Plan" for 2006 aimed at reducing energy losses. The latter helped to partially offset the effects of a lag between tariff increases and accrued inflation for the period.

OPERATING EXPENSES

Operating expenses (excluding depreciation) for the quarter totaled Bs.207.34 billion, up 12.17% with respect to the same period in 2005. This increase was due to the salary increase stipulated in the 2004-2006 Collective Bargaining Agreement and the adjustment in the allowance for doubtful accounts (which amounted to Bs. 9.86 billion).

For the January-September period of 2006, expenses were Bs.584.62 billion (1.04% higher with respect to that of 2005) as a result of the salary increase stipulated in the 2004-2006 Collective Bargaining Agreement as well as a change in the cost of contracted services related to customer care and maintenance of the distribution network. This increase was partially offset by: (1) lower value added tax and municipal tax rates, (2) an 18.05% drop in the price of natural gas (the fuel used by generation plants) as compared to the 2005 price, and (3) the Company's ongoing cost cutting strategy.

EBITDA

At the end of the third quarter, EBITDA totaled Bs.195.83 billion, 6.04% below the level recorded in the same period of 2005. EBITDA is 11.63 times financial interest and expenses. EBITDA margin, which stood at 48.57%, decreased 443 bps as compared to its level in the same period of the previous year.

EBITDA and the EBITDA margin stood at Bs.555.46 billion and 48.72%, respectively, at the end of the first nine months of 2006.

INTEGRAL BENEFIT (COST) OF FINANCING

At the end of September, the Company obtained an accrued integral benefit of financing of Bs.28.24 billion compared to an integral cost of financing of Bs.26.88 billion registered in the same period in the previous year. This was the result of (1) a lower level of debt stemming from the prepayment and repayment of loans from foreign and local sources and (2) lower local lending interest rates applied to the bolivar-denominated debt, which led to a 42.62% drop in interest and financial expenses.



Operating Revenues
(Million of Bs.)
393,260
403,173
1,137,099
1,140,074
3Q 05
3Q 06
9M 05
9M 06
Operating Expenses
(Million of Bs.)
184,850
207,342
578,589
584,615
3Q 05
3Q 06
9M 05
9M 06
EBITDA
(Million of Bs.)
208,410
195,831
558,510
555,459
3Q 05
3Q 06
9M 05
9M 06
EBITDA Margin
53.00%
48.57%
49.12%
48.72%
3Q 05
3Q 06
9M 05
9M 06

Another favorable factor was the stability of the official Bs./US$ exchange rate, which did not devalue in the first nine months of 2006. The 25.96% drop in monetary results stems, in part, from a lower debt as compared to 2005.

Integral Benefit (Cost) of Financing	9-months ended in: 09/30/05	09/30/06	Var. %
(Millions of Bs.)			
Interest and financial expenses	(147,811)	(84,807)	(42.62)
Interest earned	36,018	30,450	(15.46)
Net exchange gain (loss)	(6,110)	15,196	n.m.
Result of exposure to inflation	91,026	67,398	(25.96)
	(26,877)	**28,237**	**n.m.**

NET PROFIT

In the third quarter, the Company recorded a net profit of Bs.43 billion, 57.98% below the one obtained in the same period of 2005 (Bs.102.32 billion). This result can be attributed to an adjustment in the provision for taxes due to a higher taxable income in 2006 as compared to last year (in 2005 were deducted non recurrent expenses caused by debt refinancing).

For the first nine months of the year, the Company reported net profits of Bs.173.22 billion, as compared to Bs.107.61 billion in 2005; thanks to: (1) a Bs. 16.32 billion reduction in depreciation expenses, and (2) an integral benefit of financing of Bs. 28.24 billion vis-à-vis an integral cost of financing amounting to Bs. 26.88 billion. These factors offset the adjustment to the provision for taxes.

FINANCIAL DEBT

At the end of the third quarter of 2006, the company's Financial Debt stood at US$283 million, US$135 million (32.30%) lower than in the third quarter of 2005. This variation resulted from: (1) the repayment to local banks of loans totaling US$81 million, mostly for syndicated loans, as well as the payment (US$5 million) of commercial papers and debenture bonds (US$1 million); and (2) repayment of Dollar-denominated loans to bilateral institutions and commercial banks for a total of US$48 million.

The average life of the debt stood at 7.64 years in the third quarter of this year, 1.47 years higher with respect to the third quarter of 2005 as a result of the repayment of US$40 million of the collateralized series, at its maturity, this past September.

The weighted average cost of the debt for the first nine months of 2006 was 9.38% in foreign currency and 12.26% in local currency. The total weighted average cost of the debt stood at 9.78% as a result of the repayment of Bolivar-denominated loans.

As of September 30, 2006, financial leverage (Debt/Equity) stood at 16.20%.



Net Profit
(Millions of Bs.)
102,321
42,990
107,609
173,220
3Q 05
3Q 06
9M 05
9M 06



Financial Debt
(Millions of US$)
3Q 05
418
4Q 05
399
1Q 06
395
2Q 06
359
3Q 06
283



Average Life
(Years)
6.17
6.25
6.03
6.31
7.64
3Q 05
4Q 05
1Q06
2Q 06
3Q 06



Debt Structure
US$
Bs.
3Q05
77%
23%
3Q 06
98%
2%
Fixed
Variable
3Q 05
67%
33%
3Q 06
96%
4%
Long
Short
3Q 05
89%
11%
3Q 06
95%
5%

EDC's Credit Ratings

Fitch Ratings	Debt:	
	Foreign	BB-
	Local	BB-
	Debentures:	
	Long Term	AA+(Ven)
	Short Term	F1+(Ven)
Standard and Poor's	Debt:	B

MANAGEMENT OF THE BUSINESS

TARIFF SCHEME

The following is a disclosure of EDC and CALEY average tariffs for the third quarter 2006.

Bs. / kWh

Type of Service	EDC	CALEY
Residential	112.50	83.23
General	114.60	80.18
Industrial	85.44	81.74
Public Lighting	140.52	108.17
Government	96.76	82.47
Average*	**107.55**	**83.60**

* Includes business tax and CACE costs

GENERATION

Net generated energy in the third quarter of the year amounted to 2,743 GWh, a 12.42% increase as compared to the same period in the previous year. This variation resulted mainly from an increase in the demand of generation in the area served by the Company. At the end of the quarter, hydro-electrical energy purchased from Edelca totaled 641.42 GWh (excluding CALEY).

3Q 05	3Q 06	Var.	(Expressed in GWh)	9M 05	9M 06	Var.
2,522	2,828	12.13%	Gross Generation	7,491	7,897	5.42%
872	740	(15.14%)	Energy Purchases (including CALEY)	2,323	2,366	1.85%
(695)	(636)	(8.49%)	Internal Consumption & Losses	(2,101)	(1,901)	(9.52%)
2,699	**2,931**	**8.60%**	**Total Sales of Energy**	**7,714**	**8,362**	**8.40%**
2,440	2,743	12.42%	Net Generation	7,259	7,653	5.43%
83.72	85.19	1.76%	Plant Availability (%)	83.72	85.19	1.76%
51.19	57.54	12.40%	Net Capacity Factor (%)	51.32	54.10	5.42%

Note: The data does not include GENEVAPCA



Installed Capacity (MW)	
Arrecifes	120
Ampliación Tacoa	1,410
Tacoa	336
Oscar Augusto Machado	450
Genevapca	300
Total Installed Capacity	**2,616**

TRANSMISSION AND DISTRIBUTION

During the third quarter, EDC's transmission system delivered 3,278 GWh to the distribution system, up 5.06% with respect to the same period in 2005.

On the other hand, the maximum demand of gross power during the quarter was 2,067 MW (the highest to date), up 3.97% as compared to 2005.

230kV	69kV	30kV	Total	Voltage Levels	12,47kV	8,3kV	4,8kV	Total
364	900	167	1,431	Overhead lines (km)	5,385 (*)	179	350	5,914
24	564	334	922	Underground cables (km)	1,511 (*)	62	1,068	2,641
388	**1,464**	**501**	**2,353**	**Total**	**6,896**	**241**	**1,418**	**8,555**
7	14	8	29	Substations (#)	46	9	49	104
3,340	4,563	982	8,884	Installed Capacity (MVA)	4,377	110	1,290	5,777
				Circuits (#)	494	30	455	979
				Meters (thousands)				1,141

(*) Includes CALEY's low -voltage lines (1,500 Kms.)

Management Indicators

SAIDI for the January-September period was 4.87 hours. This indicator has stayed within the expected limits considering seasonality. For the month of September, the SAIDI showed an improvement of 2.99% in comparison with the previous month.

The SAIFI indicator totaled 3.32, a slight improvement when compared to the previous month.

The improvement seen in these quality indicators is the result of (1) a timely response to contingencies; (2) the implementation of an inspection program throughout the electrical distribution grid to detect critical situations where maintenance is the first priority; and (3) the execution of investment projects to upgrade the system up to design conditions. All of the above have led to a significant drop in the number of service claims and unforeseen interruptions.


SAIDI (*)
Nº of hours
5.85
5.98
6.10
6.22
6.34
5.68
5.66
5.57
5.64
5.38
5.20
5.02
4.87
Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep
2005
2006

(*) includes CALEY


SAIFI (*)
Nº of times
3.50
3.53
3.52
3.58
3.59
3.52
3.50
3.53
3.58
3.50
3.42
3.35
3.32
Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep
2005
2006

(*) includes CALEY



RETAIL

By the end of the quarter, our Customer Care Network included 56 authorized agents, 1 point of payment, 14 commercial offices, and 400 banks. Following there are some of the most significant achievements in our efforts to improve customer satisfaction indices:

- Customer satisfaction --regarding payments and inquiries– in commercial offices stood at 80%.
- The opening of the "EDC-Plata" (EDC-Silver) centers in all of our commercial offices was concluded. Also, a new management process was developed to better control the performance of our community agents.
- As of September 30th of this year, a total of 327,437 customers had become members of the SMS text messaging service.
- Since the month of August, all Banesco (a local bank) clients are able to pay their electricity and trash collection services through the Internet.
- To date, the customer satisfaction level for the Company's Contact Center stands at 90.43% (exceeding our target of 85%).

Management Indicators

By the end of the third quarter, the Company had billed 1,087,436 active customers (87.68% in the residential category; 10.94% in the commercial category and 1.38% in the industrial and public sector categories). Sales of energy for the quarter in the area served by EDC stood at 2,931 GWh, up 8.60% with respect to the same period in 2005. This increase in sales of energy resulted from (1) a 4.21% increase in demand in the area served by EDC by the end of the quarter (vis-a-vis last year's period); (2) the 7.80% growth of the Company's customer base with respect to the same period in 2005; and (3) the implementation of the "Revenue Increase Plan", which is aimed at reducing energy losses.

Billed active customers	3Q 05	3Q 06	Var.
Residential	880,369	953,487	8.30%
Industrial	5,698	6,629	16.34%
Commercial	114,980	118,993	3.49%
Public Sector	7,721	8,327	7.84%
Total	**1,008,768**	**1,087,436**	**7.80%**

3Q 05	3Q 06	Var.	Consumption in GWh	9M 05	9M 06	Var.
922	1,039	12.69%	Residential	2,679	2,987	11.50%
510	521	2.16%	Industrial	1,476	1,496	1.36%
1,012	1,082	5.17%	Commercial	2,854	3,056	7.08%
255	289	6.92%	Public Sector	704	823	16.90%
2,699	**2,931**	**8.60%**	**Total in Served Area**	**7,713**	**8,362**	**8.41%**
0	0		S.I.N.	1	0	
2,699	**2,931**	**8.60%**	**Total in Served Area + S.I.N.**	**7,714**	**8,362**	**8.41%**

Nota: Does not include GENEVAPCA

Effectiveness of Collections

For the month of September, effectiveness of collections stood at 95% (96.8% for private sector accounts and 84.3% for public sector accounts). Outstanding private sector debts were notified via telephone and were settled out of court. This modality has allowed an improvement in the effectiveness of collections when compared to the same month in the past two years. Accounts receivable turnover stood at 2.20 months in the third quarter of this year vs. 2.16 months in the third quarter of 2005. This rise was due to the slow approval process of the resources used by some public sector entities to pay their debts.

An agreement was signed with INAVI (amounting to Bs. 8 billion) to install electric modules in 159 health centers in Barrio Adentro 2 (50 modules have been delivered to date).


Effectiveness of Collections
0.94
1.05
1.12
0.98
0.95
S-05
D-05
M-06
J-06
S-06


Accounts Receivable Turnover (Months)
2.16
2.05
2.18
2.17
2.20
S-05
D-05
M-06
J-06
S-06

Detail by sector

Private	1.39	1.28	1.29	1.26	1.28
Public	6.59	6.47	7.32	7.70	7.65

Customer Satisfaction Index

Electricidad de Caracas was awarded first place in survey on Customer Satisfaction Index, carried out by the CIER (sample included 47 utilities from Central and South America). In comparison to the previous year, EDC has improved in every evaluated attribute which demonstrates our commitment, dedication and team working.

SAFETY

In July was held the Safety, Health and Environmental Conference, which addressed various topics related to accident prevention and environmental protection (35 papers were presented) with the attendance of 332 workers, as well as representatives from local contractors and suppliers. Also --during the quarter– a workshop on "Temporary Grounding and Verification of Absence of Voltage" was carried out with the participation of representatives from other AES' companies (Argentina, Brazil; Chile, Dominican Republic, and U.S.A).

Following there is a detail of the activities performed during this quarter:

- Developing a new procedure for the management of hazardous materials and toxic waste (including sub-processes related to marking, handling, storage and final disposal).
- Implementation of the new norm 109, which regulates our contractors in the areas of Safety, Health, and environment SHA.
- Audits to 5 of our contractors were performed. Action plans were jointly designed in order to correct weaknesses.
- Transmission activities such as equipment and underground cables installation, and maintenance of energized substations were surveyed as well as the revision of the activities and roles of linesman, mechanics, electricians, etc.
- Placement of the "Occupational Risk Manual" on the Intranet.
- Implementation of the AES' EMS system as well as the appointment of representatives for each service center.



Number of Accidents
3Q05
6
4
4Q05
3
5
1Q06
9
3
2Q06
9
5
3Q06
6
4
Employees
Contractors

3Q06	LTA	Fatalities
Employees	4	0
Contractors	6	0
Total	10	0
Third Parties	10	6 (*)

(*) EDC not held liable

COST REDUCTION PROGRAMS

In the third quarter of 2006, 420 pieces of equipment were revamped. With this program, the Company saved over Bs.1.95 billion from not having to buy new equipment. During these nine months, a total of 1,849 artifacts have been revamped for total savings of Bs. 5.94 billion.

ENERGY LOSSES RECOVERY

As of September 2006, energy losses (12 months) stood at 15.41%, exceeding this year's target of 15.50%. Losses of energy have been going down steadily for the past 8 months (76 bps during the quarter) and have now reached similar levels to those recorded in 2001. Of these losses, 8.24% correspond to non-technical losses, which were down 58 bps for the period.



Energy Losses (%)
18.02
17.72
17.15
16.17
15.41
15.50
S-05
D-05
M-06
J-06
S-06

Through the implementation of the "Revenue Increase Plan" for 2006 , the following results were obtained in the third quarter:

- 18,107 consumers were turned into customers (September accrued: 47,368)
- Record sales of energy totaling 986 GWh in August
- Recovery of 92 GWh of energy that had not been billed as a result of frauds
- An additional 94 GWh in sales as a result of the influx of new and normalized customers
- 51,898 meters with expired certification were substituted
- 10,268 meter modules were enclosed as part of the Company's prevention and control measures.

- Energy balances were implemented in 816 circuits (87% of the system)

- Agreements with local governments and communities: (a) Sucre Municipality: 6 new collective meters, representing 19 GWh and (b) the community of "Lomas de Paya" for additional 6 GWh.

AFFILIATES

GENEVAPCA

During the third quarter, GENEVAPCA --in addition to meeting its commitments with PDVSA-- continued to mitigate the shortage of electric energy in the Paraguaná Peninsula by contributing 212 GWh to CADAFE (approximately 56% of the requirements for the region). For the quarter, sales of electrical energy of this affiliate totaled 416 GWh, while sales of steam stood at 217,504 MT.

In October, Fondonorma awarded GENEVAPCA with the ISO9001 and ISO14001 certifications for quality and environment, respectively.

ADMINISTRADORA SERDECO

This affiliate's operating income for the quarter stood at Bs.6.1 billion, down 14% with respect to the same period of 2005. This variation is due to the expiration of the EDC-PDVSA Gas commercial alliance and to the negative impact of the lag in garbage collection rate increases. Operating expenses totaled Bs.3.8 billion, a 7% drop as compared to the same period in the previous year.

In addition, the affiliate is currently focusing on new alliances with the municipalities in the areas of telecommunications, insurance, and other public services.

COMMOVIL

For the third quarter, the company's operating income stood at Bs.3.31 billion, up 8.27% with respect to the same period in the previous year. This variation is mainly the result of a 10% increase in radio communication tariffs, implemented in August, and sale of equipment and accessories. EBITDA for the quarter stood at Bs.2.05 billion, wth an EBITDA margin of 62%, up 423 bps with respect to the same period in 2005.

At present, Commovil has a portfolio of 143 clients, who use the services of voice trunking in the large cities throughout the country. Additionally, Commovil offers other services, namely sales, rental and repair of equipment. The availability of voice transmission service stood at close to 99.80%.

AES NETWORK

At the end of the third quarter of 2006, AES Network had 43 clients, mainly domestic and foreign telecommunications operators, corporate businesses and Internet Service Providers (ISPs). As part of its initiatives for 2006, it is exploring the feasibility to establish BPL technology. To date, 15 residential customers of "La Urbina" (eastern Caracas) have been part of the pilot program, which has a projected target of 300 customer by the end of the year.

AES Network is the only company that provides carrier-to-carrier services in the Caracas Metropolitan area through fiber optics and is the first company in Venezuela to provide Ethernet connections supported by Service Level Agreements (SLAs). Its services are available 24 hours a day, 365 days a year, in the Caracas Metropolitan Area.

During the quarter, operating revenues stood at Bs. 3.37 billion, relatively stable when compared to the same period in 2005. Operating expenses totaled Bs. 490 million, showing a 17.26% reduction with respect to those recorded in the third quarter of 2005.

PHOENIX INTERNACIONAL, C.A.

At the end of the third quarter, this affiliate provided a reliable service to PDVSA through the MUC-10 water treatment and injection plant, located in Maturín, with an injection volume of 15,000 barrels of water per day meeting PDVSA's safety and environmental standards. As of September 2006, the company has recorded 40,342 man-hour without accidents. Currently, Phoenix is studying different business initiatives that will allow it to consolidate itself as a reliable service provider to the country's oil industry. One of these initiatives is the expansion of its MUC-10 plant which will double its current water injection capacity.


Energy Exports to the Venezuelan Electrical System (GWh)
213
132
147
180
212
3Q 05
4Q 05
1Q 06
2Q 06
3Q 06

STOCK MARKET

EDC SHARE PRICE

At the end of the third quarter, the price of EDC's shares closed at Bs.560/share, an increase of 83.61% with respect to the closing price in the same period of 2005 (Bs.305). It should be noted that the *Bolsa de Valores de Caracas Index* (IBC) gained ground during the first nine months of the year, reaching 35,392.58 points, up 14,997.75 points (73.54%). During the same period, the price of the EDC share increased 75%.

MARKET CAPITALIZATION

As of September 30th, the market capitalization had risen to US$857.51 million, up 92.34% as compared to its level in September 2005. This improvement is the result of the rise of the share price throughout the semester, EDC's strategic plan for broadening its shareholders base, and the stability of the official Bs./US$ exchange rate.

SHARE PURCHASE PROGRAM FOR EDC EMPLOYEES

In addition, EDC implemented --between July 27 and August 04-- a share purchase program for its employees called *"Yo soy accionista"* (I'm a Shareholder). The conditions of the plan were: 1) each worker cannot purchase more than 2,500 shares; 2) with 20% down; and 3) the remaining 80% (financed by the Company) to be repaid in five years.

2,340 employees (87%) participated in the program, for a total placement of 5,844,700 new shares.


EDC Share Price
(Bs. / Share)
305
320
604.45
500
560
3Q 05
4Q 05
1Q 06
2Q 06
3Q 06


Market Capitalization
(Millions of US$)
445.83
467.76
883.55
730.87
857.51
3Q 05
4Q 05
1Q 06
2Q 06
3Q 06

Market Performance - LATIBEX
07/13/2006 - 09/30/2006

Closing Price	€ 8.75
Max. Price	€ 8.94
Min. Price	€ 7.75
Trading Volume	195,217
Traded Amount	€ 1,619,755

SOCIAL INVESTMENT

MESAS ELÉCTRICAS

"Mesas Eléctricas" or Electrical Boards, is a program that provides the Caracas communities with a space for organized participation in search of solutions to electrical service issues, which will lead to higher standards of living. These communities benefit through: (a) a formal and reliable service, (b) improvement of public safety; and (c) document of reference for other public and private entities .

As of September 30th, 126 Electrical Boards have been installed (154 since the beginning of the program in September 2005). About 68.18% of the requested projects are currently in technical surveys and cost estimates stages, and 12.34% were presented to the communities in order to be submitted to the authorities for its execution.



Projects

Status	Qty.
Under study	13
Engineering	37
Presented to Community	55
Waiting for resources	19
Under construction	2
Deferred (2007)	27
Concluded	1
Total	154

"DONA TU VUELTO" PROGRAM

Dona tu Vuelto is a program designed to collect, if the client agrees, the change remaining after the electricity bill and other services have been paid. With the "Dividendo Voluntario para la Comunidad" (DVC) as sponsor, the funds that are collected are allocated to "Fe y Alegria" projects in Venezuela. The program, as of September 30th, collected Bs. 20.63 million, for total of Bs. 91.71 million during the first nine months of 2006.

"ARBOLEDA" PROJECT

GENEVAPCA, together with regional government organizations, continued to implement programs to plant native species of trees across the Paraguaná Peninsula. A total of 9.985 trees of various species have been planted at the end of the third quarter through 25 planting activities.

"VAMOS CON VARGAS"

During the nine months of the year, EDC has implemented the following social investment activities in the State of Vargas:

- *Education & Jobs.* 11 students are attending the Cableman-Lineman course. During the month of August, 16 young adults graduated from the program.
- *Reforestation.* 250 trees have been delivered to the Vargas Municipality.
- *Safety.* 8 kilometers (28 Kms. through out the year) of street lights have been installed, benefiting 15 communities of the region.
- *Safe, Reliable Service.* 6,739 new customers have been added to the EDC portfolio.
- *Investment in Electrical Grids.* To date, 95% of the work in the Picure (B1), Carayaca (A3 y B1), and Tacagua (B2) circuits has been executed.

VOLUNTARY CONTRIBUTION THROUGH PAYROLL PROGRAM

One of the social responsibility initiatives of the company is to support the Voluntary Contribution to the Community (DVC). The program seeks to attract the direct participation of workers who, together with the company, support charitable initiatives. It is worth noting that EDC matches the cash contributions made by its employees. As of September 2006, the contributions amounted to Bs. 97.25 million.

DEVELOPING COMMUNITY LEADERS

With this program, EDC contributes to developing the potential of community leaders by providing them with basic negotiation skills, project design & follow up tools, as well as expertise in the identification and management of key social aspects. Thus, leaders are given the tools to handle the projects issued from the "Mesas Eléctricas."

During the month of September, the company started the implementation of the "Building Agendas for Active Participation" workshops in which such as Leadership, Strategic Planning, Social Audit, and Community Journalism were introduced along with providing basic knowledge on the legal framework that regulates the participation of the communities. During the quarter, 85 people --including 10 workers from EDC's operative areas– have completed the workshops.

FINANCIAL GUIDANCE

EDC ratifies its guidance for 2006, based upon its expectationswith regards to the recovery of energy losses. This guidance does not include the potential effects of a devaluation nor an increase in tariffs.

FINANCIAL GUIDANCE (Expressed in million of Bolivars)		
Operating Revenues	1,486	1,704
Operating Expenses	769	875
EBITDA	716	828
EBITDA margin	48.2%	48.6%
Net Income	193	199



The results presented in this report have not been audited and were derived according to the Generally Accepted Accounting Principles currently in force in Venezuela for companies whose securities are registered with the Venezuelan Securities Commission and under the International Accounting Standards (IAS).

These results have been adjusted to reflect the effects of inflation following the aforementioned accounting standards and are presented in bolivars as stated on September 30, 2006. The Consumer Price Index (1997 base year) for the end of September, 2006, was 591,53 and the average Consumer Price Index from September 2005-September 2006 was 544,07.

As of September, 2006, the exchange rate was 2,150 bolivars per US dollar and the purchasing average exchange rate for the year was 2,144.60 bolivars per US dollar, and the selling average exchange rate for the year was 2,150.00 bolivars per US dollar.

C.A. La Electricidad de Caracas and Subsidiaries (EDC) is an AES Corporation affiliate. EDC provides electricity mainly to the Caracas Metropolitan Area and is the largest private utility in Venezuela. The principles of ethics, honesty and transparency have always played a preponderant role in La Electricidad de Caracas (EDC). Accordingly, EDC surpasses all standards and regulations regarding the area of Corporate Governance when it executes actions. These principles stem from a set of shared values that guide the Company in the decision-making process and in the way its employees interact among themselves and with the environment. In this regard, all EDC workers consider safety in all their activities as their first and foremost value; honor their commitments; strive to achieve excellence and have fun at work. EDC shares are transacted in the Caracas Stock Exchange. The Group's American Depositary Receipts (ADRs) are dealt in the U.S. "over-the-counter" market under the symbol "ELDAY.pk" symbol and in Spain's LATIBEX under the "XEDC" symbol.

AES is one of the world's largest global power companies, with 2005 revenues of $11 billion. With operations in 26 countries on five continents, AES's generation and distribution facilities have the capacity to serve 100 million people worldwide. Our 14 regulated utilities amassed 2005 annual sales of over 82,000 GWh and our 122 generation facilities have the capacity to generate approximately 44,000 megawatts. Our global workforce of 30,000 people is committed to operational excellence and meeting the world's growing power needs.

Please address any questions or comments related to this report to Investor Relations, email address: edcinversionistas@aes.com

This report may contain forward-looking statements speculative in nature based on the information, operational plans and forecasts currently available about future trends and facts. As such, they are subject to risks and uncertainties. A wide variety of factors may make future real facts to differ significantly from the issues presented or anticipated in this report, including, among others, changes in general economic, political, government and business conditions. In the event of materializing any of these risks or uncertainties, or if underlying assumptions prove to be mistaken, future real facts may vary significantly. C.A. La Electricidad de Caracas (EDC) is not bound to update or correct the information contained in this report.



FINANCIAL STATEMENTS

C.A. LA ELECTRICIDAD DE CARACAS AND AFFILIATES

CONSOLIDATED INCOME STATEMENT

(Based on unaudited financial statements and expressed in millions of constant Bolivars as of September 30, 2006)

Quarterly comparison							Nine-months comparison:		
1Q 05 Bs.	2Q 05 Bs.	3Q 05 Bs.	1Q 06 Bs.	2Q 06 Bs.	3Q 06 Bs.		9/30/2005 Bs.	9/30/2006 Bs.	9/30/2006 US$ MM
361,938	381,900	393,260	357,981	378,920	403,173	Operating Revenues	1,137,099	1,140,074	530,27
(199,865)	(193,874)	(184,850)	(207,938)	(169,335)	(207,342)	Operating Expenses	(578,589)	(584,615)	(271,91)
162,073	**188,026**	**208,410**	**150,043**	**209,585**	**195,831**	**EBITDA**	**658,610**	**555,459**	**258,35**
44.78%	**49.23%**	**53.00%**	**41.91%**	**55.31%**	**48.57%**	**EBITDA MARGIN**	**49.12%**	**48.72%**	**48,72%**
(115,202)	(109,144)	(103,558)	(99,073)	(102,301)	(110,212)	Depreciation	(327,904)	(311,586)	(144,92)
46,872	**78,882**	**104,852**	**50,971**	**107,283**	**85,619**	**EBIT**	**230,606**	**243,873**	**113,43**
12.95%	**20.66%**	**26.66%**	**14.24%**	**28.31%**	**21.24%**	**EBIT MARGIN**	**20.28%**	**21.39%**	**21.39%**
(38,954)	(1,340)	(12,130)	(811)	3,866	3,455	Other Income and (Expenses), Net	(52,423)	6,509	3.03
(81,262)	29,316	25,069	7,940	3,595	16,702	Integral Benefit (Cost) of Financing	(26,877)	28,237	13.13
(73,344)	**106,858**	**117,792**	**58,099**	**114,744**	**105,776**	**INCOME (LOSS) BEFORE PROVISION TAXES, EQUITY IN NET INCOME OF AFFILIATED COMPANY AND MINORITY INTEREST**	**151,306**	**278,619**	**129.59**
9,984	(37,431)	(15,016)	(8,612)	(33,695)	(62,804)	Provision for Income Tax	(42,463)	(105,111)	(48.89)
(385)	34	(197)	(21)	18	373	Equity in Net Income of Affiliated Company	(548)	370	0.17.
(422)	(6)	(258)	(273)	(30)	(355)	Minority Interest	(686)	(658)	(0.31)
(64,167)	**69,455**	**102,321**	**49,193**	**81,037**	**42,990**	**NET INCOME (LOSS)**	**107,609**	**173,220**	**80.57**
-17.73%	**18.19%**	**26.02%**	**13.74%**	**21.39%**	**10.66%**	**NET MARGIN**	**9.46%**	**15.19%**	**15.19%**
(20.21)	21.87	32.22	15.49	25.52	13.54	NET INCOME (LOSS) PER SHARE	33.89	54.55	0.03
(1,010)	1,094	1,611	775	1,276	677	NET INCOME (LOSS) PER ADS	1,694	2,728	1.27



The company's financial results were prepared according to the "Standards for the Preparation of Financial Statements of Entities under the Control of the National Securities Exchange Commision (CNV in spanish) and according to the Generally Accepted Accounting Principles in Venezuela issued by the Venezuelan Federation of Associations of Public Accountants.

C.A. LA ELECTRICIDAD DE CARACAS AND AFFILIATES
CONSOLIDATED BALANCE SHEET
(Based on unaudited financial statements and expressed in millions of constant Bolivars as of September 30, 2006)

	2005 September 30	2006 September 30
ASSETS		
Current Assets	1,115,319	815,766
Cash and Cash Equivalents	472,005	239,907
Property, Plant and Equipment (net)	4,307,110	4,062,115
Investments	5,165	14,315
Long Term Accounts Receivable	52,157	32,095
Deferred Income Tax	20,075	20,075
Other Assets and Deferred Charges	100,544	115,691
Total Assets	**5,600,370**	5,060,057
LIABILITIES AND EQUITY		
Current Liabilities	717,875	505,822
Short Term Debt	117,175	31,800
Long Term Debt	920,589	575,624
Others Liabilities	284,394	228,857
Equity	3,677,512	3,749,754
Total Liabilities and Equity	**5,600,370**	5,060,057
Current Assets / Current Liabilities	**1.55**	1.61
Short Term Debt / Long Term Debt	**0.13**	0.06
Equity / Total Assets	**65.67%**	74.10%
Financial Debt / Total Capitalization	**22.01%**	13.94%

The company's financial results were prepared according to the "Standards for the Preparation of Financial Statements of Entities under the Control of the National Securities Exchange Commision (CNV in spanish) and according to the Generally Accepted Accounting Principles in Venezuela issued by the Venezuelan Federation of Associations of Public Accountants.



GLOSSARY OF TERMS

ADR: American Depositary Receipt. Negotiable receipts issued by a U.S. bank to certify the number of foreign company shares that have been deposited, either in that bank or in a correspondent bank. EDC's ADRs are traded in the U.S. over-the-counter market under the symbol "ELDAY".

Availability Factor: Proportion of time during which a unit is in service or available.

BCV: Banco Central de Venezuela. Venezuelan Central Bank.

BPL: Broadband over Power Line. Technology whereby electrical networks can be used for voice and data transmission.

Bps: Basis point. One-hundreth of a percent.

BVC: Bolsa de Valores de Caracas. Caracas Stock Exchange.

CACE: Adjustment charge for fuel and energy. Allows for adjustments in electricity tariffs on the basis of fuel price variations and energy purchases.

CADAFE: Compañía Anónima de Administración y Fomento Eléctrico. Venezuelan state-owned power utility.

CALEY: C.A. Luz Eléctrica del Yaracuy.

CIER: Comisión de Integración Energética Regional.

Credit Rating: A credit rating is an assessment by a credit rating agency of the creditworthiness of an issuer of financial securities on the basis of a thorough financial analysis of the issuer. It tells investors the likelihood of default, or non-payment, by the issuer of its financial obligations.

EBITDA: Earnings before interest, taxes, depreciation, and amortization.

EBITDA Margin: EBITDA expressed as the percentage of total operating revenues.

EDC: C.A. La Electricidad de Caracas.

EDELCA: Electrificación del Caroní, C.A.

Energy Delivered to the System: The energy delivered from the substation mains to the distribution networks.

Energy Losses: The difference between the energy that goes into the transmission-distribution system and the energy that is sold to customers. Energy losses result from the operation of the electrical system (technical losses) or the improper use (theft, fraud, etc.) of electricity. They are measured as a percentage of total net energy (12 months moving average).

Financial Debt: Short-term debt plus long-term debt.

GENEVAPCA: Generación de Vapor Genevapca, C.A. The EDC affiliate that supplies electrical power and steam to the largest oil refinery complex in the world, which belongs to PDVSA and is located in the Paraguana Peninsula.



GLOSSARY OF TERMS ...2

Gross Generation: Amount of electric energy produced by generating units (measured at the output of the units).

GWh: Gigawatt-hour. One billion watts-hours.

INE: Instituto Nacional de Estadísticas. National Institute for Statistics

KV: Kilovolt.

KVA: Kilovolt-ampere.

KWh: Kilowatt Hour. Use of electricity at the rate of 1 kilowatt per hour.

Net Capacity Factor: Ratio between the energy that has been generated and the energy that could have been generated under continuous operating conditions.

Net Generation: Gross generation less the electric energy consumed at the generation station --for station use-- and energy losses.

Net Income (Loss) per ADR: Net profit (loss) per share times the number of shares that comprise an ADR (50 common shares of the company).

Net Income (Loss) per share: Net profit (loss) divided by the weighted average of the number of outstanding stock.

n.m.: Not meaningful.

Market Capitalization: Value given to a company in the Stock Market and obtained by multiplying the quote times the number of shares in the shareholders' equity of this company (excluding treasury shares).

Maximum Demand: A measure of peak power demand (includes consumption at generation plants).

MT: Metric ton. One million grams.

MW: Megawatt. A unit used to measure electric power, equivalent to one thousand kilowatts, or one million watts.

OPSIS: Oficina de Operación de Sistemas Interconectados. National Venezuelan Electrical Power Control Center.

SAIDI: Yearly Moving Average of System Interruption Duration. Installed kVA that undergo an unforeseen interruption times the duration of the interruption in minutes divided by total kVA.

SAIFI: Yearly Moving Average of Frequency of Interruptions. Installed kVAs that undergo an unforeseen interruption divided by total kVAs.

S.I.N.: Sistema interconectado Nacional. National Interconnected System.

Total Net Energy: The amount of (generated or exchanged) energy that enters the transmission-distribution system, excluding energy consumed by the generation process.

Total Capitalization: Financial debt / (Financial debt + Equity)



82-4896

RECEIVED
NOV 0 9 2006
PROCESSING
WASH. D.C. 213 SECTION

3ER TRIMESTRE 2006

Caracas, Venezuela
Noviembre 2006

C. A. LA ELECTRICIDAD DE CARACAS

Personas Contacto:
Scarlett Alvarez U.
VP Relaciones Corporativas y con Inversionistas
Juan José Azpurua E.
Director de Relaciones con Inversionistas
(58) (212) 502.29.50 / (58) (212) 502.18.93
edcinversionistas@aes.com / www.laedc.com.ve

HECHOS RELEVANTES

- Ingresos de Operación: Bs. 403,17 millardos. Gastos de Operación (sin depreciación): Bs. 207,34 millardos.
- Al 30 de septiembre de 2006, la deuda total se situó en US$ .283 millones, con una vida promedio de 7,64 años.
- El indicador de pérdidas de energía registró un nivel de 15,41%, comparable al del año 2001. En el trimestre, las pérdidas de energía disminuyeron en 76 bps.
- El 27 de septiembre de 2006, CADIVI autorizó la conversión de bolívares a dólares --a tenedores de ADS-- correspondiente al dividendo pagado el 18 de abril de 2006.
- GENEVAPCA, filial de EDC recibe --por parte de Fondonorma-- la Certificación Integrada ISO9001 Calidad e ISO14001 Ambiente.
- EDC obtiene primer lugar en la Encuesta de Satisfacción del Cliente, realizada por la CIER.

CONTENIDO

RESULTADOS CONSOLIDADOS CORRESPONDIENTES AL TERCER TRIMESTRE --Y NUEVE MESES-- DE 2006

DURANTE EL TERCER TRIMESTRE, LA EDC REGISTRÓ GANANCIAS NETAS POR Bs. 43 MILLARDOS Y EBITDA DE Bs. 195,83 MILLARDOS (MARGEN EBITDA 48,57%).

RESUMEN DE ESTADÍSTICOS		Nueve meses terminados el: 30/09/2005	30/09/2006
Ingresos de operación	MM Bs.	1.137.099	1.140.074
Gastos de operación (sin depreciación)	MM Bs.	(578.589)	(584.615)
EBITDA	MM Bs.	558.510	555.459
Margen EBITDA	%	49,12	48,72
Utilidad neta	MM Bs.	107.609	173.220
Precio de la acción al cierre [1]	Bs./acción	305	560
Capitalización de mercado	US$ millones	445,83	857,51
Capacidad instalada de generación [2]	MW	2.316	2.316
Generación neta [2]	GWh	7.259	7.653
Disponibilidad de planta [2][3]	%	83,72	85,19
Factor de capacidad neta [2]	%	51,32	54,10
Líneas aéreas	Km	7.248	7.345
Cables subterráneos	Km	3.510	3.563
Subestaciones	#	133	133
Capacidad instalada de distribución	MVA	14.410	14.661
Medidores	miles	1.103	1.141
Contratos activos facturados	#	1.008.768	1.087.436
Energía vendida [2]	GWh	7.714	8.362
Energía vendida por empleado	GWh/empleado	2,96	3,16
Contratos por empleado	Cliente/empleado	387	411
Empleados [4]	#	2.608	2.647

[1] BVC / [2] No incluye GENEVAPCA / [3] Promedio móvil 12 meses
[4] Grupo Regulado (EDC + CALEY)

FACTORES EXTERNOS [*]

- La inflación al cierre del tercer trimestre se ubicó en 6,63%, mientras que la inflación acumulada --al mes de septiembre-- fue de 12,53%.
- El Índice de Precios al Mayor creció 3,14% durante el trimestre. El crecimiento acumulado a septiembre fue 11,92%.
- La tasa de desocupación, para el cierre del trimestre, se ubicó en 9,50%. En los últimos 12 meses, casi 445.000 trabajadores han encontrado nuevos trabajos (consistente con una variación mensual de 4,2%).
- El consumo de energía eléctrica --a nivel nacional-- registró un alza de 6,15% al cierre del tercer trimestre.

[*] Fuente: BCV, INE y OPSIS.

RESULTADOS FINANCIEROS

Estado de Resultados (Millones de Bs.)

Comparación trimestral:							Nueve meses terminados el:		
1T 05	2T 05	3T 05	1T 06	2T 06	3T 06		30/09/05	30/09/06	Var. %
361.938	381.900	393.260	357.981	378.920	403.173	Ingresos de Operación	1.137.099	1.140.074	0,26
(199.865)	(193.874)	(184.850)	(207.938)	(169.335)	(207.342)	Gastos de Operación	(578.589)	(584.615)	1,04
162.073	188.026	208.410	150.043	209.585	195.831	EBITDA	558.510	555.459	(0,55)
44,78%	49,23%	53,00%	41,91%	55,31%	48,57%	MARGEN EBITDA	49,12%	48,72%	(40) bps
(64.167)	69.455	102.321	49.193	81.037	42.990	Utilidad (Pérdida) Neta	107.609	173.220	60,97

INGRESOS DE OPERACIÓN

Para el tercer trimestre de 2006, los ingresos de operación totalizaron Bs. 403,17 millardos, aumentando 2,52% en comparación con el mismo período del año 2005. Esto obedece a: (1) el incremento de 8,60% en la venta de energía para la zona servida, que incluye la recuperación de 94 GWh adicionales --en comparación con el mismo período de 2005-- y (2) el crecimiento de nuestra cartera de clientes en 7,80% (producto --en parte-- de la transformación de 18.107 consumidores en clientes).

Los Ingresos de Operación acumulados al mes de septiembre se situaron en Bs. 1.140,07 millardos (ligeramente superior a la cantidad registrada en el mismo periodo del año anterior). Este comportamiento obedece al incremento de 8,40% en la venta de energía que presentó la zona servida, que incluye los esfuerzos llevados a cabo por la gerencia para disminuir las pérdidas de energía al recuperar 181 GWh adicionales –en comparación con el mismo período de 2005. De esta manera se atenúa, parcialmente, el rezago que mantienen las tarifas en relación a la inflación.

GASTOS DE OPERACIÓN

Durante el período julio-septiembre, los Gastos de Operación (sin depreciación) sumaron Bs. 207,34 millardos, aumentando en 12,17% con respecto al mismo trimestre del año anterior, producto de la incidencia del aumento salarial acordado en la "Convención Colectiva 2004-2006" de finales de 2005 y de un ajuste --por Bs. 9,86 millardos-- a la provisión para cuentas de cobro dudoso (para alcanzar un nivel cónsono con la política de cobro de la gerencia de la empresa).

El acumulado de Gastos de Operación (sin depreciación) a septiembre fue de Bs. 584,62 millardos (un ligero incremento de 1,04% con respecto a las erogaciones realizadas durante el mismo período del año 2005); como consecuencia de la incidencia del aumento salarial acordado en la convención colectiva, así como un mayor costo de los servicios contratados relacionados con la atención a los clientes y al mantenimiento de la red. Este incremento es parcialmente compensado por: (1) la disminución en las tasas de impuesto al valor agregado y patente municipal, (2) la disminución del 18,05% --con respecto a las tarifas vigentes aplicadas en el 2005-- en el precio del gas metano utilizado en plantas generadoras y (3) la continuación del programa de racionalización de costos.

EBITDA

Durante el tercer trimestre, el EBITDA alcanzó la cifra de Bs. 195,83 millardos (una disminución de 6,04% con respecto al mismo período del año 2005). El EBITDA representa 11,63 veces los intereses y gastos financieros. El Margen EBITDA disminuyó 443 bps (a 48,57%) en comparación con el obtenido en el mismo período del año pasado.

El EBITDA acumulado a septiembre fue Bs. 555,46 millardos (margen EBITDA: 48,72%).

BENEFICIO (COSTO) INTEGRAL DE FINANCIAMIENTO

En el periodo acumulado a septiembre se obtuvo un beneficio integral de financiamiento de Bs. 28,24 millardos en comparación con el costo integral de financiamiento por Bs. 26,88 millardos registrado en el mismo periodo del año anterior. Esto obedeció a: (1) un menor nivel



Ingresos de Operación
(Millones de Bs.)
393.260
403.173
1.137.099
1.140.074
3T 05
3T 06
9M 05
9M 06
Gastos de Operación
(Millones de Bs.)
184.850
207.342
578.589
584.615
3T 05
3T 06
9M 05
9M 06
EBITDA
(Millones de Bs.)
208.410
195.831
558.510
555.459
3T 05
3T 06
9M 05
9M 06
Margen EBITDA
53,00%
48,57%
49,12%
48,72%
3T 05
3T 06
9M 05
9M 06

de endeudamiento (producto del pago anticipado y amortización de préstamos externos y locales) y (2) la aplicación de una tasa promedio activa local –menor que la vigente durante el año 2005-- a la deuda denominada en bolívares (que permitió la disminución en los intereses y gastos financieros en 42,62%).

También contribuye la estabilidad del tipo de cambio oficial (Bs./US$). El decremento de 25,96% en el resultado monetario obedece --en parte-- a una posición pasiva menor a la del año 2005.

Beneficio (Costo) Integral de Financiamiento	Nueve meses terminados el: 30/09/05	30/09/06	Var. %
(Millones de Bs.)			
Intereses y gastos financieros	(147.811)	(84.807)	(42,62)
Intereses ganados	36.018	30.450	(15,46)
Diferencia en cambio, neta	(6.110)	15.196	n.m.
Resultado monetario del ejercicio	91.026	67.398	(25,96)
	(26.877)	**28.237**	**n.m.**

UTILIDAD NETA

En el tercer trimestre se registró una utilidad neta de Bs. 43 millardos, cifra inferior en 57,98% a la obtenida en el mismo trimestre del año 2005 (Bs. 102,32 millardos). Este comportamiento es atribuible principalmente al ajuste realizado a la provisión para impuestos debido a que la renta imponible del año 2006 es superior a la correspondiente al año 2005 (el año pasado se registraron gastos deducibles no recurrentes derivados del refinanciamiento de la deuda).

Durante el periodo comprendido entre enero y septiembre, la compañía reportó una utilidad neta de Bs. 173,22 millardos en comparación con la obtenida en el mismo periodo de 2005 (Bs. 107,61 millardos) gracias a: (1) la disminución del gasto de depreciación en Bs. 16,32 millardos y (2) la obtención de un beneficio integral de financiamiento de Bs. 28,24 millardos (en contraposición al costo integral de financiamiento por Bs. 26,88 millardos registrado durante el mismo periodo de 2005). Estos efectos mitigaron el ajuste a la provisión para impuestos.

DEUDA FINANCIERA

La Deuda Financiera al cierre del trimestre totalizó US$ 283 millones, reflejando una disminución de US$ 135 millones (32,30%) con respecto al tercer trimestre del año 2005. Esta variación se debe a: (1) cancelación de préstamos a la banca local por US$ 81 millones, principalmente el crédito sindicado, así como también los papeles comerciales por US$ 5 millones y obligaciones quirografarias por US$ 1 millon y (2) pago de préstamos en dólares con bilaterales y bancos comerciales por US$ 48 millones.

La Vida Promedio de la deuda se situó en 7,64 años reflejando un aumento de 1,47 años en relación al tercer trimestre del año 2005. Esta mejora es el resultado de la cancelación de la Serie Colateralizada por un monto de US$ 40 millones a su fecha de vencimiento en septiembre de este año.

El costo promedio ponderado de la deuda, para los primeros nueve meses del año, fue de 9,38% en moneda extranjera y de 12,26% en moneda local. El costo promedio ponderado de la deuda total fue de 9,78%. La reducción en el costo de la deuda total se debe a la cancelación de préstamos en moneda local.

El apalancamiento financiero al 30 de septiembre de 2006 (Deuda/Patrimonio) se situó en 16,20%.



Utilidad Neta
(Millones de Bs.)
102.321
42.990
107.609
173.220
3T 05
3T 06
9M 05
9M 06



Deuda Financiera
(Millones de US$)
3T 05
418
4T 05
399
1T 06
395
2T 06
359
3T 06
283



Vida promedio
(Años)
6,17
6,25
6,03
6,31
7,64
3T 05
4T 05
1T 06
2T 06
3T 06



Composición de la Deuda
US$
Bs.
3T 05
77%
23%
3T 06
98%
2%
Fija
Variable
3T 05
67%
33%
3T 06
96%
4%
Largo
Corto
3T 05
89%
11%
3T 06
95%
5%

Calificación Crediticia de EDC

Fitch Ratings	Deuda:	
	Extranjera	BB-
	Local	BB-
	Obligaciones:	
	Largo Plazo	AA+(Ven)
	Corto Plazo	F1+(Ven)
Standard and Poor's	Deuda:	B

GESTIÓN DEL NEGOCIO

RÉGIMEN TARIFARIO

A continuación se presenta desglose de la tarifa promedio para --EDC y CALEY-- al tercer trimestre de 2006.

Bs. / kWh

Tipo de Servicio	EDC	CALEY
Residencial	112,50	83,23
General	114,60	80,18
Industrial	85,44	81,74
A.P.	140,52	108,17
Sector Oficial	96,76	82,47
Promedio*	**107,55**	**83,60**
* Se incluyen los costos por patente y CACE		

GENERACIÓN

La energía neta generada durante el tercer trimestre del año 2006 fue de 2.743 GWh aumentando en 12,42% en comparación con el año 2005. Esta variación se debe fundamentalmente al incremento de la demanda de energía eléctrica del área servida, en combinación con una disminución de las compras de energía. El total de energía hidroeléctrica comprada al cierre del trimestre alcanzó 641,42 GWh (no incluye CALEY).

3T 05	3T 06	Var.	(Expresado en GWh)	9M 05	9M 06	Var.
2.522	2.828	12,13%	Generación Bruta	7.491	7.897	5,42%
872	740	(15,14%)	Energía Comprada (incluye CALEY)	2.323	2.366	1,85%
(695)	(636)	(8,49%)	Consumo Interno y Pérdidas	(2.101)	(1.901)	(9,52%)
2.699	**2.931**	**8,60%**	**Total Energía Vendida**	**7.714**	**8.362**	**8,40%**
2.440	2.743	12,42%	Generación Neta	7.259	7.653	5,43%
83,72	85,19	1,76%	Disponibilidad Planta (%)	83,72	85,19	1,76%
51,19	57,54	12,40%	Factor de Capacidad Neta (%)	51,32	54,10	5,42%

Nota: Estos datos no incluyen GENEVAPCA



Capacidad Instalada (MW)	
Arrecifes	120
Ampliación Tacoa	1.410
Tacoa	336
Oscar Augusto Machado	450
Genevapca	300
Total Capacidad Instalada	**2.616**

TRANSMISIÓN Y DISTRIBUCIÓN

La energía entregada por el sistema de transmisión al sistema de distribución, durante el tercer trimestre, fue de 3.278 GWh, alcanzando un crecimiento del 5,06% con respecto al mismo periodo del año anterior.

Por otra parte, la demanda máxima de potencia bruta durante el trimestre, fue de 2.067 MW, siendo este el valor más alto alcanzado durante el año y un nuevo máximo histórico, logrando un crecimiento con respecto al mismo periodo del 2005 de 3,97%.

230kV	69kV	30kV	Total	Niveles de Tensión	12,47kV	8,3kV	4,8kV	Total
364	900	167	1.431	Líneas aéreas (km)	5.385(*)	179	350	5.914
24	564	334	922	Cables subterráneos (km)	1.511(*)	62	1.068	2.641
388	**1.464**	**501**	**2.353**	**Total**	**6.896**	**241**	**1.418**	**8.555**
7	14	8	29	Subestaciones (#)	46	9	49	104
3.340	4.563	982	8.884	Capacidad Instalada (MVA)	4.377	110	1.290	5.777
				Circuitos (#)	494	30	455	979
				Medidores (miles)				1.141

(*) Incluye líneas de baja tensión pertenecientes a CALEY (1.500 km)

Indicadores de gestión

El SAIDI totalizó 4,87 horas al cierre del período comprendido entre enero y septiembre de 2006. Este indicador se mantiene dentro de los valores esperados de acuerdo a la estacionalidad anual. El valor para el mes de septiembre muestra una mejora de 2,99% respecto del mes anterior.

El SAIFI totalizó 3,32 veces (leve mejora en comparación con el mes anterior).

La mejora de los indicadores de calidad se debe a: (1) la respuesta oportuna ante situaciones de contingencia, (2) la ejecución del programa de inspección de circuitos en la red de distribución eléctrica –que permite detectar situaciones criticas para direccionar los planes de mantenimiento Integral de la Red en estos sectores– y (3) la ejecución de los proyectos de inversión para llevar el sistema a las condiciones de diseño. Esto se traduce en una disminución en la cantidad de reclamos de servicios recibidos e interrupciones imprevistas.


SAIDI (*)
Nº de horas
5,85 5,98 6,10 6,22 6,34 5,68 5,66 5,57 5,64 5,38 5,20 5,02 4,87
Sep Oct Nov Dic Ene Feb Mar Abr May Jun Jul Ago Sep
2005
2006

(*) incluye CALEY


SAIFI (*)
Nº de veces
3,50 3,53 3,52 3,58 3,59 3,52 3,50 3,53 3,58 3,50 3,42 3,35 3,32
Sep Oct Nov Dic Ene Feb Mar Abr May Jun Jul Ago Sep
2005
2006

(*) incluye CALEY



COMERCIALIZACIÓN

Al finalizar el trimestre, nuestra Red de Atención está conformada por 56 agentes autorizados, 1 punto de pago, 14 oficinas comerciales y 400 agencias bancarias. A continuación se describen los avances más significativos, realizados durante el trimestre, para mejorar la satisfacción al cliente:

- Se alcanzó la meta del 80% en el nivel de servicio para atención de pagos y requerimientos en todas las oficinas comerciales del área metropolitana.

- Se concluyó la apertura de los centros EDC-Plata en todas las oficinas comerciales del área metropolitana. Asimismo, se desarrolló un nuevo esquema para el control y manejo de la gestión de los agentes comunitarios.

- Para el 30 de septiembre se han afiliado un total de 327.437 clientes al servicio de mensajería de texto SMS.

- A partir del mes de agosto, todos los clientes de Banesco podrán pagar el servicio de energía y aseo a través de Internet (así como el pago en línea de las facturas vigentes o vencidas).

- A la fecha el nivel de servicio del Centro de Contacto es de 90.43% superando la meta establecida de 85%.

Indicadores de gestión

Los contratos activos facturados, al cierre del tercer trimestre, totalizaron 1.087.436 (87,68% corresponden al sector residencial, 10,94% al sector comercial y 1,38% a los sectores industrial y público). Durante el trimestre las ventas de energía en el área servida se ubicaron en 2.931 GWh, aumentando en 8,60% con respecto al mismo periodo del año 2005. El incremento de energía vendida se presenta como consecuencia de varios factores: (1) el aumento de la demanda --en la zona servida-- de 4,21% (en comparación con el mismo período del año anterior), (2) el crecimiento de nuestra cartera de clientes en un 7,80% con respecto al mismo trimestre del 2005 y (3) la aplicación del programa de reducción de pérdidas (e.g., "Plan de Aumento de Ingresos del 2006").

Contratos activos facturados	3T 05	3T 06	Var.
Residencial	880.369	953.487	8,30%
Industrial	5.698	6.629	16,34%
Comercial	114.980	118.993	3,49%
Sector Público	7.721	8.327	7,84%
Total	**1.008.768**	**1.087.436**	**7,80%**

3T 05	3T 06	Var.	Consumo en GWh	9M 05	9M 06	Var.
922	1.039	12,69%	Residencial	2.679	2.987	11,50%
510	521	2,16%	Industrial	1.476	1.496	1,36%
1.012	1.082	5,17%	Comercial	2.854	3.056	7,08%
255	289	6,92%	Sector Público	704	823	16,90%
2.699	**2.931**	**8,60%**	**Total Área Servida**	**7.713**	**8.362**	**8,41%**
0	0		S.I.N.	1	0	
2.699	**2.931**	**8,60%**	**Total Área Servida + S.I.N.**	**7.714**	**8.362**	**8,40%**

Nota: No incluye GENEVAPCA

Efectividad de la cobranza

Para el mes de septiembre, la efectividad de la cobranza se situó en 95% (96,8% para las cuentas del Sector Privado y 84,3% para las cuentas del sector público). En el sector privado se continuó con la notificación de deuda vía telefónica y recuperación de deuda a través de la cobranza extrajudicial lo cual ha permitido mejorar la efectividad de la cobranza respecto al mismo mes de los dos últimos años. La rotación de las cuentas por cobrar se situó en 2,20 meses, frente a un valor de 2,16 meses registrado en el tercer trimestre del 2005 (debido, principalmente, al incremento en la deuda de Metro de Caracas e Inmobialiaria Parque Central quienes no han han cancelado las ventas correspondientes al 2006). Por otro lado, se firmo el convenio con INAVI, adscrito al Ministerio de Habitat y Vivienda, por Bs. 8 millardos para la ejecución de las conexiones eléctricas de 159 módulos de asistencia en salud de Barrio Adentro 2, de los cuales se han cobrado Bs. 5 millardos y se han entregado 50 módulos.


Efectividad de la Cobranza
0,94
1,05
1,12
0,98
0,95
S-05
D-05
M-06
J-06
S-06
Rotación Cuentas x Cobrar (Meses)
2,16
2,05
2,18
2,17
2,20
S-05
D-05
M-06
J-06
S-06
Detalle por sector
Privado
1,39
1,28
1,29
1,26
1,28
Público
6,59
6,47
7,32
7,70
7,65

Índice de Satisfacción al Cliente Residencial Urbano

La Electricidad de Caracas alcanzó el primer lugar en los resultados obtenidos –este año-- en la Encuesta de Satisfacción del Cliente Residencial Urbano, realizada por la CIER a 47 empresas eléctricas de Centro y Sur América. En comparación con el año 2005, hemos mejorado satisfactoriamente en todos los atributos evaluados, demostrando el compromiso, la dedicación y el trabajo en equipo de todos y cada uno de nosotros; especialmente de los equipos de Distribución, Mercadeo y Comercialización y Relaciones Corporativas y con Inversionistas.



Número de Accidentes
3T05
6
4
4T05
3
5
1T06
9
3
2T06
9
5
3T06
6
4
Empleados
Contratistas

3T06	LTA	Fatales
Empleados	4	0
Contratistas	6	0
Total	10	0
Terceros	10	6 (*)

(*) Sin responsabilidad de la Empresa

SEGURIDAD

Durante el tercer trimestre del año se llevó a cabo la Jornada de Seguridad, Higiene y Ambiente para fomentar el intercambio de conocimientos --en materia de prevención de accidentes y protección ambiental-- entre nuestros trabajadores y contratistas (332 trabajadores asistieron a la presentación de 35 trabajos). Se instaló la Mesa de Trabajo "Puesta a Tierra y Verificación de Ausencia de Tensión" con la participación de invitados de --empresas AES-- de Argentina, Brasil, Chile, El Salvador, República Dominicana y EEUU.

Durante el trimestre se llevaron a cabo las siguientes actividades:

- Levantamiento del Procedimiento para el Manejo de Sustancias, Materiales y Desechos Peligrosos (incluyendo los subprocesos de: identificación, manipulación, almacenamiento, trasporte y disposición final).
- Firma de la Norma 109 "Norma que regula a los Contratistas en Materia de Seguridad, Higiene y Ambiente SHA".
- Auditorias a 5 empresas contratistas y diseño –con representantes de dichas empresas-- de los planes de acción para corregir las no conformidades.
- Evaluación de las actividades (VP de Transmisión) de instalación de equipos y cables subterráneos y mantenimiento energizado en subestaciones; además de revisar los cargos de Electricista líneas energizadas, Caporal, Ayudante, Cablista y Mecánico Electricista.
- Se publicó en la intranet el Manual de Riesgo Ocupacional.
- Implementación del Sistema EMS de AES y designación de los representantes por cada centro de servicio.

PROGRAMAS DE REDUCCIÓN DE COSTOS

En el tercer trimestre del año 2006, los talleres de recuperación de equipos y luminarias de los Centros de Servicios Chacao y La Yaguara --en coordinación con las unidades de Mantenimiento, Planificación de Compras y Gestión de Energía de Distribución– recuperaron 420 equipos, generando un ahorro de Bs. 1,95 millardos en compras de equipos; lo cual se traduce en 1.849 equipos recuperados y un ahorro de Bs. 5,94 millardos acumulados a la fecha.



Pérdidas de Energía (%)
18,02
17,72
17,15
16,17
15,50
15,41
S-05
D-05
M-06
J-06
S-06

RECUPERACIÓN DE PÉRDIDAS

Para el mes de septiembre de 2006, las pérdidas --12 meses– se ubicaron en 15,41% (superando la meta establecida para el año 2006 de 15,50%); niveles comparables a los registrados en el año 2001. Es el octavo mes del año que cierra con pérdidas –12 meses-- en baja (en el último trimestre se han reducido las mismas en 76 bps). Del porcentaje total de pérdidas, 8,24% corresponden a las pérdidas no técnicas las cuales registraron una baja de 58 bps en este período.

Como producto de la aplicación del "Plan de Aumento de Ingresos", se obtuvieron los siguientes resultados:

- Transformación de 18.107 consumidores a clientes (acumulando --a septiembre-- 47.368 clientes).
- Registro de ventas históricas de energía en Agosto 2006: 986 GWh.
- Recuperación de 92 GWh de energía dejados de facturar por fraudes.

- Ventas de 94 GWh adicionales como producto de la incorporación y regularización de clientes.

- Sustitución de 51.898 medidores con aferición vencida.

- Cerramiento de 10.268 módulos de medidores como medida de prevención y control.

- Implantación de balances de energía en 816 circuitos (87% del sistema).

- Negociaciones con gobiernos locales y comunidades: (a) Alcaldía Sucre: 6 medidores colectivos que representan 19 GWh y (b) Urbanización Lomas de Paya que representan 6 GWh.

EMPRESAS FILIALES

GENEVAPCA

Durante el tercer trimestre de 2006, además de cumplir sus compromisos con PDVSA, Genevapca continuó contribuyendo a minimizar las carencias de energía eléctrica de la Península de Paraguaná aportando a CADAFE 212 GWh, lo que representó aproximadamente el 56 % de las necesidades de electricidad de la región. Las ventas totales de energía eléctrica de esta filial --para el tercer trimestre-- totalizaron 416 GWh, mientras que las ventas de vapor sumaron 217.504 TM.

Fondonorma llevó a cabo la auditoría de rigor solicitada por Genevapca a los fines de obtener la certificación ISO 9001, así como también ISO 14001.

ADMINISTRADORA SERDECO

Los ingresos operativos --durante el tercer trimestre-- alcanzaron Bs. 6,1 millardos lo cual representa una disminución del 14% con respecto al mismo trimestre de 2005. La empresa está respondiendo a esta situación enfocándose en el desarrollo de nuevas alianzas comerciales en los ámbitos de los Gobiernos Municipales, telecomunicaciones, seguros y el área de servicios públicos. Además, se asignó alta prioridad al fortalecimiento del negocio de Aseo a través de iniciativas para el crecimiento del valor agregado, el aumento de la efectividad de la gestión comercial y el incremento de la satisfacción del cliente.

- Los gastos operativos correspondientes al trimestre fueron Bs. 3,8 millardos (una disminución del 7% con respecto del mismo periodo del año anterior) gracias al éxito de las iniciativas de racionalización de gastos que se están implantando.

COMMOVIL

Durante el tercer trimestre del año 2006, los ingresos operativos alcanzaron Bs. 3,31 millardos. Este incremento de 8,27% --respecto al mismo trimestre del año anterior-- es motivado al incremento de un 10% en las tarifas del servicio de radiocomunicación que se aplicó a los clientes a partir del 1ero. de Agosto 2006 y las ventas de accesorios y equipos. El EBITDA para éste tercer trimestre se situó en Bs. 2,05 millardos (margen EBITDA 62%) presenta un incremento de 423 bps en comparación con el obtenido en el mismo período del año anterior).

Actualmente, la empresa cuenta con una cartera de 143 clientes que reciben los servicios de manejo de voz en las principales ciudades del pais. Adicionalmente, Commovil ofrece los servicios de venta y reparación de equipos, así como también el alquiler y reparación de radios. La disponibilidad del servicio en transmisión de voz se mantuvo en 99,80%.

AES NETWORK

Al cierre del trimestre, AES Network cuenta con 43 clientes principalmente operadores de telecomunicaciones nacionales e internacionales, sector corporativo y proveedores de acceso a Internet (ISPs). Como parte de las iniciativas del año 2006, se exploró la factibilidad de implantar la tecnologia BPL como medio de transmisión de datos a través de la red eléctrica actualmente se encuentra en fase de implantación. Hasta el momento disfrutan del servicio 15 usuarios residenciales en el área de la Urbina, con vías de incrementar el número de usuarios prueba en 300 para finales de año.



Aportes de Energía al Sistema Eléctrico Venezolano (GWh)
213
132
147
180
212
3T 05
4T 05
1T 06
2T 06
3T 06

AES Network se diferencia por su prestación de servicios carrier de telecomunicaciones en el área metropolitana de Caracas a través de fibra óptica y por ser la primera empresa en la oferta de servicios de conectividad Ethernet respaldados por SLA (Service Level Agreement) y supervisión de gestión de la red 7X24 durante todo el año.

Durante el tercer trimestre, los ingresos operativos ascendieron a Bs. 3,37 millardos (0,13% menos que los registrados en el mismo período del 2005). Los gastos de operación totalizaron Bs. 0,49 millardos (una reducción de 17,26% con respecto del año anterior).

PHOENIX INTERNACIONAL, C.A.

Al cierre del tercer trimestre la empresa se mantiene cumpliendo a satisfacción sus compromisos con PDVSA. La planta de tratamiento e inyección de agua MUC-10 (en Maturín), ha mantenido su volumen de inyección en 15.000 barriles de agua diario, cumpliendo con los estándares de calidad, seguridad y ambiente en el desarrollo de sus actividades. Durante el año 2006 –y hasta el cierre del tercer trimestre-- la compañía ha registrado 40.342 horas-hombre trabajadas sin accidentes.

En estos momentos Phoenix se encuentra evaluando diferentes alternativas de negocio que le permitirán consolidarse y mantenerse en el servicio a la industria petrolera del país, entre ellas se encuentra el proyecto de ampliación de la Planta MUC-10 que le permitirá elevar su capacidad de inyección de 15.000 a 30.000 barriles de agua por día.

MERCADO BURSÁTIL

PRECIO DE LA ACCIÓN

Al cierre del trimestre, el precio de la acción se situó en Bs. 560, aumentando en 83,61% con respecto del precio de cierre del tercer trimestre de 2005 (Bs. 305). Cabe destacar que durante los primeros nueve meses del año, el Índice General de la Bolsa de Valores de Caracas (IBC) presentó un repunte de 14.997,75 puntos (73,54%), al cerrar en 35.392,58 puntos. En el caso de EDC, el precio de la acción aumentó 75%.

CAPITALIZACIÓN DE MERCADO

Al 30 de septiembre, la capitalización del mercado ascendió a US$ 857,51 millones, aumentando 92,34% en relación al valor obtenido en septiembre de 2005; debido a: (1) el alza en el precio de la acción durante el periodo, (2) la estabilidad que presentó el tipo de cambio oficial y (3) el incremento del número de acciones en circulación, producto de la oferta publica de acciones y del programa de acciones para trajadores, llevados a cabo por la empresa recientemente, como parte del plan estrategico del año 2006, que contempla la democratización de su capital.

PROGRAMA DE ACCIONES PARA TRABAJADORES

El 4 de agosto de 2006, culminó exitosamente el programa "Yo Soy Accionista", dirigido a trabajadores activos quienes podían adquirir acciones bajo las siguientes condiciones: (1) máximo 2.500 acciones por trabajador, (2) 20% de inicial y (3) saldo (80% restante) financiado por la empresa a cinco años. 2.340 trabajadores (87% del total de trabajadores activos) adquirieron 5.844.700 acciones.



Precio de la Acción
(Bs. / Acción)
305
320
604,45
500
560
3T 05
4T 05
1T 06
2T 06
3T 06



Capitalización de Mercado
(Millones de US$)
445,83
467,76
883,55
730,87
857,51
3T 05
4T 05
1T 06
2T 06
3T 06

Movimiento Bursátil - LATIBEX (13/07/2006 al 30/09/2006)	
Precio de cierre	€ 8,75
Precio máximo	€ 8,94
Precio mínimo	€ 7,75
Títulos negociados	195.217
Monto negociado	€ 1.619.755

INVERSIÓN SOCIAL

MESAS ELÉCTRICAS

Las Mesas Eléctricas constituyen un programa que ofrece a las comunidades un espacio para la evaluación, coordinación, búsqueda y presentación de propuestas que promuevan la mejora del servicio eléctrico. La comunidad se ve beneficiada a través de: (a) la obtención de un servicio eléctrico constante y confiable, (b) el aumento de la seguridad de su zona, (c) el resguardo de la integridad física y (d) la obtención de un documento legal que le permite realizar gestiones ante entes público y privados.

Hasta el 30 de septiembre de 2006, se han instalado 154 mesas eléctricas (126 en el año 2006). Aproximadamente 68,18% de las solicitudes recibidas (154 durante el año) están en las fases de levantamiento técnico y estimación del proyecto; mientras que 12,34% se encuentran a la espera que las comunidades realicen la solicitud –ante los entes gubernamentales-- de los recursos necesarios.



Número de Solicitudes

Estatus	Cantidad
Pendientes definición	13
Ingeniería	37
Anteproyecto entregado	55
A la espera de fondos	19
En construcción	2
Postergados (2007)	27
Obra concluida	1
Total	154

PROGRAMA "DONA TU VUELTO"

Dona tu Vuelto es un programa que recauda, a voluntad del cliente, el vuelto de su factura de electricidad y otros servicios; para destinarlo --con el auspicio del Dividendo Voluntario para la Comunidad (DVC)-- a obras de Fe y Alegría en Venezuela. Al 30 de septiembre de 2006, la recaudación asciende a Bs. 91,71 millones (Bs. 20,63 millones durante el trimestre comprendido entre julio y septiembre de 2006).

PROYECTO "ARBOLEDA"

Genevapca –junto a otras organizaciones gubernamentales regionales-- continuó reforestando la Península de Paraguaná con especies autóctonas. Al cierre del tercer trimestre se han sembrado 9.985 árboles de diferentes especies en 25 jornadas de arborización (la meta, para el año, es de 10.000 árboles).

PROGRAMA "VAMOS CON VARGAS"

En los primeros seis meses del año, la EDC ha desarrollado las siguientes actividades de inversión social en el Edo. Vargas:

- *Educación y empleo* (instrucción a 11 estudiantes en el curso de Cablista-Linieros. Durante el mes de agosto se entregaron certificados a 16 operadores).
- *Arborización* (entrega de 250 plantas a la Alcaldía de Vargas).
- *Seguridad* (instalación de 8 km de alumbrado público, beneficiando a 15 comunidades, para acumular 28 km).
- *Servicio confiable y seguro* (incorporación de 6.739 clientes).
- *Inversión en redes eléctricas:* en los circuitos de Picure (B1), Carayaca (A3 y B1), y Tacagua (B2). El avance de los trabajos es 95%.

PROGRAMA APORTE VOLUNTARIO POR NÓMINA

Es un programa del Dividendo Voluntario para la Comunidad, a través del cual la EDC se hace presente con sus trabajadores para participar activamente en el financiamiento y desarrollo de proyectos sociales. Es importante acotar que la Empresa contribuye con la misma cantidad que lo aportado por los trabajadores (cuya contribución ascendió a Bs. 97,25 millones).

FORMACIÓN DE LÍDERES COMUNITARIOS

Es un programa que contribuye a la capacitación de las comunidades para la potenciación de sus liderazgos locales, nivelación de capacidades mínimas de negociación, dotación de herramientas para formulación y seguimientos de proyectos e identificación y manejo de los aspectos sociales claves. En el mes de septiembre se dio inició al taller "Construyendo agendas de participación activa" en el que se abordaron temas tales como: Liderazgo, Diagnóstico participativo, Planificación de Estrategias, Control Social y Periodismo Comunitario; además de impartir conocimientos básicos sobre el marco legal que regula los mecanismos de participación. Durante el trimestre, 85 personas--además de 10 trabajadores de áreas operativas de la empresa– culminaron el curso de líderes comunitarios.

PERSPECTIVAS FINANCIERAS

La EDC ratifica sus perspectivas para el año 2006 con base en sus expectativas de reducción de pérdidas de energía. No se incluye el efecto potencial de una devaluación de la moneda ni de incremento en las tarifas del servicio eléctrico.

PERSPECTIVAS FINANCIERAS (Cifras expresadas en millardos de Bolivares)		
Ingresos de operación	1.486	1.704
Gastos de operación	769	875
EBITDA	716	828
Margen EBITDA	48,2%	48,6%
Utilidad Neta	193	199



Los resultados presentados en este informe no han sido auditados y han sido elaborados de acuerdo a los Principios de Contabilidad Generalmente Aceptados vigentes en Venezuela para empresas cuyos valores están registrados en la Comisión Nacional de Valores de Venezuela (CNV) y de conformidad con las Normas Internacionales de Contabilidad (NIC).

Estos resultados han sido ajustados para reflejar los efectos de la inflación siguiendo las normas antes mencionadas y están presentados en bolívares constantes al 30 de septiembre de 2006. El índice de precios al consumidor (IPC base 1997) para el cierre del tercer trimestre fue 591,53 y el IPC promedio anualizado para el periodo de septiembre 2005 - septiembre de 2006 fue 544,07.

La tasa de cambio para el cierre de septiembre de 2006 fue 2.150,00 bolívares/US dólar, y el tipo de cambio promedio fue de 2.144,60 bolívares/US dólar para la compra y 2.150 bolívares/US dólar para la venta.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC), filial de AES Corporation, provee servicio eléctrico principalmente al área metropolitana de Caracas y es a su vez la empresa privada de servicio eléctrico más grande de Venezuela. Los principios de ética, honestidad y transparencia han ocupado un lugar primordial en la Electricidad de Caracas. Por ello, EDC se ha mantenido siempre a la vanguardia en el área de Gobierno Corporativo, más allá del cumplimiento de la normativa que regula la materia, la orientación de sus acciones y ejecución de sus actividades. Estos principios, se originan a partir de un conjunto de valores compartidos en la toma de decisiones y en la forma de interaccionar los unos con los otros y con el entorno. En tal sentido, un trabajador de la EDC: antepone la seguridad, como valor primordial, en la realización de cada una de sus actividades; actúa con integridad; honra sus compromisos; se esfuerza por la excelencia y disfruta de su trabajo. Cada acción de EDC se transa en la Bolsa de Valores de Caracas. El American Depositary Share (ADS) de EDC se negocia en los Estados Unidos de América en el mercado "over-the-counter", bajo el símbolo: "ELDAY.pk" y en el mercado internacional para valores latinoamericanos - "LATIBEX" bajo el símbolo: "XEDC".

AES es una compañía de electricidad líder a nivel mundial con ventas –para el año 2005– de US$ 11 millardos. Con operaciones en 26 países de los 5 continentes, las instalaciones de AES tienen la capacidad de servir a 100 millones de personas en todo el mundo. Posee 122 plantas de generación capaces de producir 44.000 megavatios y –durante el 2005– sus 14 empresas integradas totalizaron ventas superiores a 82.000 GWh. Sus 30.000 empleados están comprometidos con la excelencia operacional y con satisfacer las necesidades de crecimiento de energía a nivel mundial.

Agradecemos dirigir sus preguntas o comentarios relacionados con este informe a la atención de Relaciones con los Inversionistas, al siguiente correo electrónico: edcinversionistas@aes.com.

Este informe puede contener información y declaraciones a futuro (forward-looking statements) que son inherentemente especulativas con base en la información, planes operativos y proyecciones disponibles en la actualidad acerca de tendencias y hechos futuros. Como tales, están sujetas a riesgos e incertidumbres. Diversos factores podrían hacer que los hechos reales en el futuro difieran significativamente de los expresados o previstos en el presente informe, incluyendo –entre otros-- los cambios en las condiciones generales económicas, políticas, gubernamentales y de negocio. Si alguno o algunos de estos riesgos o incertidumbres llegaran a materializarse, o si los supuestos subyacentes resultaran incorrectos, los hechos reales futuros podrían diferir significativamente de los descritos. C.A. La Electricidad de Caracas (EDC) no asume ninguna obligación de actualizar o corregir los datos contenidos en este informe.



ESTADOS FINANCIEROS

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑÍAS FILIALES
ESTADOS CONSOLIDADOS DE GANANCIAS Y PÉRDIDAS

(Con base en estados financieros no auditados y expresados en millones de bolívares constantes al 30 de septiembre de 2006)

Comparación Trimestral							Nueve meses terminados el:		
1T 05 Bs.	2T 05 Bs.	3T 05 Bs.	1T 06 Bs.	2T 06 Bs.	3T 06 Bs.		30/09/05 Bs.	30/09/06 Bs.	30/09/06 US$ MM
361.938	381.900	393.260	357.981	378.920	403.173	Ingresos de Operación	1.137.099	1.140.074	530,27
(199.865)	(193.874)	(184.850)	(207.938)	(169.335)	(207.342)	Gastos de Operación (sin depreciación)	(578.589)	(584.615)	(271,91)
162.073	**188.026**	**208.410**	**150.043**	**209.585**	**195.831**	**EBITDA**	**558.510**	**555.459**	**258,35**
44,78%	**49,23%**	**53,00%**	**41,91%**	**55,31%**	**48,57%**	**MARGEN EBITDA**	**49,12%**	**48,72%**	**48,72%**
(115.202)	(109.144)	(103.558)	(99.073)	(102.301)	(110.212)	Depreciación	(327.904)	(311.586)	(144,92)
46.872	**78.882**	**104.852**	**50.971**	**107.283**	**85.619**	**EBIT**	**230.606**	**243.873**	**113,43**
12,95%	**20,66%**	**26,66%**	**14,24%**	**28,31%**	**21,24%**	**MARGEN EBIT**	**20,28%**	**21,39%**	**21,39%**
(38.954)	(1.340)	(12.130)	(811)	3.866	3.455	Otros Ingresos y (Egresos) Neto	(52.423)	6.509	3,03
(81.262)	29.316	25.069	7.940	3.595	16.702	Beneficio (Costo) Integral de Financiamiento (neto)	(26.877)	28.237	13,13
(73.344)	**106.858**	**117.792**	**58.099**	**114.744**	**105.776**	**UTILIDAD (PÉRDIDA) ANTES DE PROVISIÓN PARA IMPUESTOS, PARTICIPACIÓN PATRIMONIAL EN COMPAÑÍA AFILIADA E INTERESES MINORITARIOS**	**151.306**	**278.619**	**129,59**
9.984	(37.431)	(15.016)	(8.612)	(33.695)	(62.804)	Provisión para Impuestos	(42.463)	(105.111)	(48,89)
(385)	34	(197)	(21)	18	373	Participación Patrimonial en Compañía Afiliada	(548)	370	0,17.
(422)	(6)	(258)	(273)	(30)	(355)	Intereses Minoritarios	(686)	(658)	(0,31)
(64.167)	**69.455**	**102.321**	**49.193**	**81.037**	**42.990**	**UTILIDAD (PÉRDIDA) NETA**	**107.609**	**173.220**	**80,57**
-17,73%	**18,19%**	**26,02%**	**13,74%**	**21,39%**	**10,66%**	**MARGEN UTILIDAD NETA**	**9,46%**	**15,19%**	**15,19%**
(20,21)	21,87	32,22	15,49	25,52	13,54	UTILIDAD (PÉRDIDA) NETA POR ACCIÓN	33,89	54,55	0,03
(1.010)	1.094	1.611	775	1.276	677	UTILIDAD (PÉRDIDA) NETA POR ADS	1.694	2.728	1,27



Los estados financieros han sido preparados de conformidad con las "Normas para la Elaboración de los Estados Financieros de las Entidades sometidas al Control de la Comisión Nacional de Valores (CNV)" y de acuerdo con los Principios de Contabilidad de Aceptación General en Venezuela, emitidos por la Federación de Colegios de Contadores Públicos de Venezuela.

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
BALANCES GENERALES CONSOLIDADOS
(Con base en estados financieros no auditados y expresados en millones de bolívares constantes al 30 de septiembre de 2006)

	2005 30 de septiembre	2006 30 de septiembre
ACTIVO		
Activo Circulante	1.115.319	815.766
Efectivo y Equivalentes de Efectivo	472.005	239.907
Propiedades, Planta y Equipos (neto)	4.307.110	4.062.115
Inversiones	5.165	14.315
Cuentas por Cobrar a Largo Plazo	52.157	32.095
Impuesto sobre la Renta Diferido	20.075	20.075
Otros Activos y Cargos Diferidos	100.544	115.691
Total Activo	**5.600.370**	5.060.057
PASIVO Y PATRIMONIO		
Pasivo Circulante	717.875	505.822
Deuda a corto plazo	117.175	31.800
Deuda a Largo Plazo	920.589	575.624
Otros Pasivos	284.394	228.857
Patrimonio	3.677.512	3.749.754
Total Pasivo y Patrimonio	**5.600.370**	5.060.057
Activo Circulante / Pasivo Circulante	**1,55**	1,61
Deuda Financiera C.P. / Deuda L.P.	**0,13**	0,06
Patrimonio / Activo Total	**65,67%**	74,10%
Deuda Financiera / Capitalización Total	**22,01%**	13,94%



Los estados financieros han sido preparados de conformidad con las "Normas para la Elaboración de los Estados Financieros de las Entidades sometidas al Control de la Comisión Nacional de Valores (CNV)" y de acuerdo con los Principios de Contabilidad de Aceptación General en Venezuela, emitidos por la Federación de Colegios de Contadores Públicos de Venezuela.

GLOSARIO DE TÉRMINOS

ADR: American Depositary Receipt. Recibos negociables emitidos por un banco estadounidense para certificar que un número de acciones extranjeras ha sido depositado en ese banco o en un corresponsal. El ADR de EDC se negocia en los Estados Unidos de América en el mercado *"over-the-counter"*, bajo el símbolo: "ELDAY.pk".

Bps: *Basis point.* Centésima parte de un punto porcentual.

BCV: Banco Central de Venezuela.

BPL: *Broadband over Power Line.* Tecnología que permite la utilización de redes eléctricas para transmisión de voz y datos.

BVC: Bolsa de Valores de Caracas.

CACE: Cargo por ajuste de combustible y energía. Permite ajustar las variaciones en los precios de los combustibles y las compras de energía, con relación a los previstos para el cálculo de las tarifas.

CADAFE: Compañía Anónima de Administración y Fomento Eléctrico.

CALEY: C.A. Luz Eléctrica del Yaracuy.

Calificación Crediticia: Opinión profesional que produce una agencia calificadora de riesgos, sobre la capacidad de un emisor para pagar el capital y los intereses de sus obligaciones en forma oportuna (con base en estudios, análisis y evaluaciones de los emisores).

CANTV: Compañía Anónima Nacional Teléfonos de Venezuela

Capitalización de Mercado: Valor dado a una empresa en Bolsa. Producto de multiplicar la cotización por el número de acciones que componen el capital de dicha empresa (sin considerar acciones en tesorería).

Capitalización Total: Deuda financiera / (Deuda Financiera + Patrimonio)

CIER: Comisión de Integración Energética Regional

Demanda Máxima de Potencia Bruta: Es una medida del pico de demanda de potencia (incluye los consumos asociados a las plantas de generación).

Deuda Financiera: Deuda a corto plazo más deuda a largo plazo.

EBITDA: Utilidad en operaciones antes de intereses, impuestos, depreciación y amortización.

EDC: C.A. La Electricidad de Caracas.

EDELCA: Electrificación del Caroní, C.A.

Energía entregada por el sistema de transmisión al de distribución: Se contabiliza como la energía entregada en los principales de las subestaciones a las redes de distribución.



GLOSARIO DE TERMINOS ...2.

Energía Neta Total: Es la energía (generada o intercambiada) que entra al sistema de transmisión-distribución, descontando la energía asociada a los autoconsumos de generación.

Factor de Capacidad Neta: Relación entre la energía neta generada y la energía que pudo haber sido generada durante operación continua.

Factor de Disponibilidad: Porcentaje de tiempo que una unidad está en servicio o disponible.

Generación Bruta: Energía eléctrica producida por las unidades generadoras (medida a la salida de la unidad de generación).

Generación Neta: Generación bruta menos la energía eléctrica consumida en planta y pérdidas.

GENEVAPCA: Generación de Vapor Genevapca, C.A. Es la filial de EDC que suple de electricidad y vapor al Centro de Refinación más grande del mundo, propiedad de PDVSA, ubicado en la Península de Paraguaná.

GWh: Gigavatio-hora. Un millón de kilovatios-hora.

INAVI: Instituto Nacional de la Vivienda.

INE: Instituto Nacional de Estadísticas.

KV: Kilovoltio. Unidad de medida de potencial eléctrico.

KVA: Kilovoltio-amperio.

KWh: Kilovatio-hora. Uso de electricidad a la tasa de 1 kilovatio por una hora.

Margen EBITDA: EBITDA expresado como porcentaje del total de ingresos de operación.

MW: Megavatio (mil Kw). Unidad para medir potencia eléctrica.

n. m.: *Not meaningful*. Sin significado práctico.

OPSIS: Oficina de Operación de Sistemas Interconectados. Representa al Centro de Control Nacional de Electricidad.

PDVSA: Petróleos de Venezuela, S. A.

Pérdidas de Energía: Representa la diferencia entre la energía que entra al sistema de transmisión-distribución y la que se vende al cliente. Son ocasionadas por la operación del sistema eléctrico (pérdidas técnicas) y por el uso indebido de la electricidad (hurto, fraude, etc.). Se contabiliza en un intervalo de 12 meses como un porcentaje de la energía neta total.

SAIDI: Índice Móvil Anual de Duración de Interrupción del Sistema. kVA instalados interrumpidos imprevistos por los minutos de interrupción dividido entre los kVA totales.



GLOSARIO DE TERMINOS ...3

SAIFI: Índice Móvil Anual de Frecuencia de Interrupción. kVA instalados interrumpidos imprevistos dividido entre los KVA totales.

SENIAT: Servicio Nacional Integrado de Administración Aduanera y Tributaria.

S.I.N.: Sistema Interconectado Nacional

TM: Toneladas métricas. Un millón de gramos.

Utilidad (pérdida) neta por acción: Utilidad (pérdida) neta entre el promedio ponderado del número de acciones en circulación.

Utilidad (pérdida) neta por ADR: Utilidad (pérdida) neta por acción por el número de acciones que conforman un ADR (50 acciones comunes de la compañía).

